LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

writer's direct dial number	writer’s e-mail
(202) 274-2028	vcangelosi@luselaw.com

April 24, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Fifth District Bancorp, Inc.

Registration Statement on Form S-1

Filed March 8, 2024

File No. 333-277776

To Whom It May Concern:

On behalf of Fifth District Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comments, transmitted by letter dated April 4, 2024, are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended March 31, 2024, beginning on page 29 of the Prospectus.

Registration Statement on Form S-1

Cover Page

1.            We note that the Fifth District Savings Bank 401(k) Plan is offering participation interests of up to 1,178,310 shares of Fifth District Bancorp, Inc. Common Stock. As such, please include Fifth District Savings Bank 401(k) Plan as a co-registrant on the cover page.

The Form S-1 cover page has been revised accordingly.

2.            Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on Nasdaq.

Disclosure has been added to the Prospectus cover page and to pages 9 and 39 of the Prospectus.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2024

Risk Factors, page 13

3.            Please add a separately captioned risk factor to address whether you face any material litigation risks or discuss the potential risks that would occur should any lawsuits arise, or advise.

Disclosure has been added to page 19 of the Prospectus.

Future changes in interest rates could reduce our profits and asset values, page 14

4.            Please address more specifically in this risk factor how the current interest rate environment is currently affecting your business.

The disclosure on pages 14 and 15 of the Prospectus has been revised in response to this comment.

A worsening of economic conditions could reduce demand for our products and services, page 16

5.            We note your disclosure that you " believe the current general economic conditions in [y]our primary market area are healthy and stable". Please revise this risk factor to discuss, as appropriate, the factors that impact the current New Orleans-Metairie Metropolitan Statistical Area's real estate market. For instance, discuss if your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures. Discuss the risk of delinquencies in this risk factor, or its own separate risk factor.

Additional disclosure has been added to page 16 of the Prospectus. Regarding the comment to discuss the risk of delinquencies, please note that the existing disclosure specifically discloses the risk of increases in delinquencies (see second bullet of this risk factor).

Our funding sources may prove insufficient to replace deposits at maturity and support our future growth, page 17

6.            We note your disclosure that "as a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments." Please revise this risk factor to disclose what the funding sources you refer to here consist of, for reader clarity.

Additional disclosure has been added to pages 17 and 18 of the Prospectus.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2024

Historical and Pro Forma Regulatory Capital Compliance, page 34

7.            We note that your total risk-based capital of $84,771 and common equity Tier 1 risk-based capital of $87,698 at December 31, 2023, as disclosed on page 34, appears to be inconsistent with the amounts reflected in Note 10 on page F-36. Please advise or revise your disclosure to correct these inconsistencies.

The disclosure on page 40 of the Prospectus has been revised.

Comparison of Independent Valuation and Pro Forma Information with and without the Charitable Foundation, page 41

8.            You disclose on page 41 that more shares of Fifth District Bancorp common stock would be sold in the stock offering if the charitable foundation is not established. However, based on the first paragraph of the prospectus cover page, you disclose that you intend to contribute shares of common stock to the charitable foundation in addition to the shares of common stock offered for sale in the stock offering. Please clarify whether your estimated offering amount would change without the establishment of the charitable foundation.

Please refer to the existing disclosure, the second sentence of the first introductory paragraph to the table on page 47 of the Prospectus, which expressly clarifies that the estimated offering amount would change without the establishment of the charitable foundation.

9.            We note that the pro forma stockholders’ equity of $402,999, as indicated under the column "Minimum of Offering Range Without Foundation,” does not appear to recalculate as the difference between pro forma total assets and pro forma total liabilities. Please revise or advise as appropriate.

The disclosure on page 47 of the Prospectus has been revised.

Average Balances and Yields, page 47

10.          Please revise to disclose the average yield on all interest-earning assets and the average rate paid on all interest-bearing liabilities. Refer to Item 1402(b)(4) of Regulation S-K.

The requested disclosure has been added to the table on page 53 of the Prospectus.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2024

Comparison of Operating Results for the Years Ended December 31, 2023 and 2022 Net Interest Income, page 49

11.          We note that your net interest margin decreased to 2.25% for the year ended December 31, 2023 from 2.87% for the year ended December 31, 2022, which you attribute due to the rising interest rate environment. Please revise to expand your discussion of the specific factors impacting the changes in your net interest margin. For example, include separate discussion of changes due to average yield on interest-earnings assets and liabilities, including changes due to the composition of deposits or increased borrowings, if applicable.

Additional disclosure has been added to page 55 of the Prospectus.

Management's Discussion and Analysis Management of Market Risk, page 50

12.          We note your disclosure here that "All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in our assets and liabilities, and the level of risk that is appropriate." Indicate whether the board sets policies and guidelines for managing interest rate risk and if so, whether the changes referenced in the first paragraph below each table on page 52 were within the limits of such policies and guidelines.

Additional disclosure has been added to pages 56, 57 and 58 of the Prospectus.

Liquidity and Capital Resources, page 53

13.          We note from your disclosure on page F-33 that the Bank had outstanding advances from the Federal Home Loan Bank (FHLB) totaling $4,000,000 at December 31, 2023, which were scheduled to mature January 8, 2024. Please revise your liquidity and capital resources discussion to provide more explicit discussion of these advances, including any activities and impacts on your liquidity position occurring subsequent to December 31, 2023.

Additional disclosure has been added to page 59 of the Prospectus.

Business of Fifth District

Competition, page 55

14.          We note your disclosure regarding your competition on page 55. Discuss the extent to which the ability to compete in your market is dependent on existing relationships.

This comment was discussed with Aisha Adegbuyi of the Staff on April 11, 2024. Based on her explanation of the comment, the Company hereby confirms that the ability of Fifth District Savings Bank to compete in its market is not dependent on any existing relationships. Disclosure has been added to page 61 of the Prospectus.

*        *        *

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 24, 2024

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Jee Yeon Ahn, SEC

Robert Klein, SEC

Aisha Adegbuyi, SEC

Susan Block, SEC

Brian W. North, President and Chief Executive Officer

Thomas P. Hutton, Esq.